UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 28, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

RESULTS

(BR GAAP)
2ND QUARTER 2021

Santander

A STORY OF TECHNOLOGICAL TRANSFORMATION WITH AN EYE ON THE CUSTOMER

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

AGENDA

1 STRATEGIC UPDATE

2 2Q21 RESULTS HIGHLIGHTS

3 TAKEAWAYS

INTEGRATED BUSINESS SYSTEM FOCUSED ON **DELIVERING THE BEST CUSTOMER EXPERIENCE** WITH A FAST PACE OF ACQUISITION AND LOYALTY

+50MM
CUSTOMERS

AUTO ECOSYSTEM
35MM
INTERACTIONS /MONTH


Santander Corporate
Santander Acionistas
Santander Select
getnet
Santander Van Gogh
Santander Universidades
Santander Negócios e Empresas
Santander Seguros
FSA
loop
Santander Financiamentos
Santander Auto
Santander Private Banking
Santander Asset Management
Santander Securities Services
033 rooftop
Return
Esfera
universia
superdigital
ZURICH
Santander

DIGITAL CHANNELS
+503MM
TOTAL VISITS /MONTH

WE KEEP GROWING

CUSTOMERS

OPEN SEA OPPORTUNITIES

DIGITAL	17.3MM TOTAL CUSTOMERS/MONTH	+2.2x SALES/ YoY
REMOTE	SX NEGÓCIOS SERVICE MODEL	+300k SALES/ MONTH
PHYSICAL	+15MM PEOPLE IN STORES/ MONTH	OF WHICH 50% NON-CUSTOMERS
	EXPANSION IN STRATEGIC REGIONS	+15% REVENUE
EXTERNAL CHANNEL	+5K POINTS OF SALES	+290K SALES/MONTH

COMBINING PROFITABILITY WITH RAPID AND PROFITABLE CUSTOMER BASE EXPANSION

JUNE-21

		QoQ
50.2MM TOTAL CUSTOMERS		+1,247k
6 PRODUCTS OR MORE LOYAL	7.1MM	ACTIVE ACCOUNT HOLDERS +542k
3 TO 5 PRODUCTS	7.0MM	
UP TO 2 PRODUCTS	14.9MM	+67k
ENGAGEMENT POTENTIAL	21.2MM	+638k

80% OF REVENUE

ACQUISITION SPEED

+600k CUSTOMERS/ MONTH

+50% YoY

NPS HIGH LEVELS 62.7 POINTS

MAKING IT PROFITABLE

+6% YoY REVENUE PER TOTAL CUSTOMER

HINGED ON A TECHNOLOGICAL AND SOLID CULTURE ALIGNED WITH OUR AMBITION

CAPACITY

+300MM
TRANSACTIONS PROCESSED PER DAY

WIDE-SCALE ADOPTION OF ARTIFICIAL INTELLIGENCE AND BIG DATA
GENT& | 9.8MM
CUSTOMERS SERVED[1]

72%
OF OUR OPERATIONS ARE ON THE CLOUD IN 2021

SPEED AND PRODUCTIVITY

TIME-TO-MARKET HAS IMPROVED

CURRENTLY **85%**
OF PROJECTS RUN ON **AGILE AND DEVOPS,** WITH AVERAGE DELIVERY SPEED **< 40 DIAS**

+8.7K DEPLOYMENTS
OF NEW PRODUCTS AND SOLUTIONS IN 2021

SOLIDITY

-90%
SIGNIFICANT INCIDENTS OVER THE LAST 3 YEARS AND **AVERAGE AVAILABILITY > 99.85%**

[1] SINCE THE LAUNCH OF THE ARTIFICIAL INTELLIGENCE PLATFORM IN MAY/20


Gent&

AND COMPRISED OF A DETERMINED TEAM THAT ENCOURAGES **TO PLAY A LEADING ROLE IN THEIR PROFESSIONAL DEVELOPMENT**

VALUING OUR PEOPLE

30%
OF LEADERSHIP POSITIONS ARE HELD BY WOMEN

26%
OF EMPLOYEES ARE BLACK

5%
OF EMPLOYEES ARE PEOPLE WITH DISABILITIES

TAKING ON A LEADING ROLE IN KNOWLEDGE

ACADEMIA SANTANDER

+3K
COURSES HELD IN 2Q21

>73%
INTERNAL MULTIPLIERS

RECOGNIZED BY OUR CUSTOMERS AND THE MARKET

Melhores Empresas para Trabalhar™
LGBTQI+
Great Place To Work. BRASIL 2021

Melhores Empresas para Trabalhar™
Mulher
Great Place To Work. BRASIL 2021

WE ARE ONE OF **THE BEST COMPANIES TO WORK FOR**

LGBTQIA+

WOMEN

COUPLED WITH OUR DRIVE TO SUPPORT

OUR SOCIETY


12% PROJECT FINANCE – ENERGY[1]
5% PROSPERA
3% RENEWABLE ENERGY
6% OTHER
74% BONDS
R$27.6Bi BUSINESSES ENABLED
ESG

"CDC SOLAR" CAMPAIGN

+R$250MM DISBURSED

PROSPERA

+620k ACTIVE CUSTOMERS

R$ 1.5Bi PORTFOLIO

CDC BIKE

BICYCLE FINANCING INCENTIVE

SANTANDER NET ZERO AMBITION

1ST BRAZILIAN BANK TO JOIN THE NET-ZERO-BANKING ALLIANCE

LOW-CARBON CDB (TIME DEPOSIT)

CARDS MADE OF RECYCLED PVC

NEW PINHEIROS RIVER

US$ 25MM LOAN TO HELP CLEAN UP THE RIVER[2]

BRAZIL'S 1ST SUSTAINABLE STATION

1,454M² OF GREEN AREA

70% OF ENERGY FROM SOLAR PANELS

WATER REUSE SYSTEM

SOCIAL INITIATIVE

"BRASIL SEM FOME" CAMPAIGN

+200K FOOD BASKETS DONATED

ACCOLADES

MELHORES do ESG EXAME · Prêmio Eco Brasil

[1]DISBURSEMENT + ADVISORY; [2] DESENVOLVE SP: FINANCIAL INSTITUTION OF THE STATE GOVERNMENT OF SÃO PAULO

WITH MARKET POSITIONING AND

LEADERSHIP IN WHOLESALE BANKING

GLOBAL BANK

- **LEADING FX BANK** FOR THE LAST **8 YEARS**
- **2ND LARGEST FOREIGN TRADE PORTFOLIO** AMONG BANKS WITH **US$ 15Bi**

GO-TO BANK FOR INFRASTRUCTURE

- **R$ 5Bi** DIRECTED TO FINANCING THE **SANITATION SECTOR**
- **ENERGY TRADING - TOP 5** IN BRAZIL IN JUST ONE YEAR
- **+250 WIND FARMS** ENABLED

GO-TO BANK FOR AGRIBUSINESS

- **LARGEST** AGRICULTURAL **COMMODITIES DESK** IN BRAZIL
- **RENOVABIO: ~70%** OF CBIOS TRADED
- LEADERSHIP IN **GREEN FINANCING**, AMBITION OF **R$ 5Bi** PORTFOLIO BY DEC-21

GO-TO BANK FOR EQUITIES

- **LARGEST INTERNATIONAL BANK** IN **STOCK OFFERINGS** IN BRAZIL
- INVOLVED IN **17 STOCK OFFERINGS** AND **+R$ 30.5Bi IN VOLUME** IN THE 1ST HALF OF 2021
- **TORO: AGREEMENT FOR MOBILLS AND MONETUS ACQUISITIONS ADD MORE THAN 10MM CUSTOMERS** TO OUR PLATFORM

[1] PENDING REGULATORY APPROVALS

ALLOWING US TO DELIVER **VALUE TO OUR SHAREHOLDERS THROUGH RECURRING AND CONSISTENT RESULTS**


ROE
(%)
12.8
13.3
16.9
19.9
21.3
21.5
19.1[1]
20.6
21.6
NET PROFIT
(R$ Bi)
6.6
7.3
10.0
12.4
14.5
15.6
13.8[1]
4.0
4.2
HIGHEST NET PROFIT IN OUR HISTORY
2015
2016
2017
2018
2019
2020
1Q21
2Q21


TOTAL RETURN[2] (TOTAL RETURN ANALYSIS)
5 YEARS
226
153 IBOV
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21

MARKET BREAKDOWN | 1Q21


MARKET CAP
NET PROFIT
27%
73%
2%
98%
BANKS > COE[3]
INSTITUTIONS < COE[3]

[1] CONSIDERING AN EXTRAORDINARY PROVISION OF R$ 3.2BI. [2] BLOOMBERG. [3] COST OF EQUITY

AGENDA

1 STRATEGIC UPDATE

2 2Q21 RESULTS HIGHLIGHTS

3 TAKEAWAYS

PRO FORMA RESULTS[1]

(R$ million)	2Q21	2Q20	2Q21 x 2Q20	1Q21	2Q21 x 1Q21
Net Interest Income	13,424	13,629	-1.5%	13,426	0.0%
Fees	4,700	3,705	26.8%	4,367	7.6%
Total Revenues	**18,124**	**17,335**	**4.6%**	**17,793**	**1.9%**
Allowance for Loan Losses	-3,325	-3,334	-0.3%	-3,161	5.2%
General Expenses	-5,106	-4,930	3.6%	-5,008	2.0%
Others	-3,015	-3,049	-1.1%	-3,157	-4.5%
Profit Before Taxes	**6,678**	**6,022**	**10.9%**	**6,467**	**3.3%**
Taxes and Minority Interest	-2,507	-2,160	16.1%	-2,512	-0.2%
Net Income w/o extraordinary provision	**4,171**	**3,862**	**8.0%**	**3,955**	**5.4%**
Extraordinary Allowance for Loan Losses	-	-3,200	-	-	-
Taxes	-	1,440	-	-	-
NET PROFIT	**4,171**	**2,102**	**98.4%**	**3,955**	**5.4%**

EFFICIENCY RATIO	RECURRENCE RATIO	BIS RATIO	ROA	ROE
33.8%	92.0%	14.7%	1.7%	21.6%
-0.8 P.P. YoY	+16.9 P.P. YoY	CET1 12.6%		

[1] THE PARTIAL SPIN-OFF OF SANTANDER BRASIL WAS APPROVED AT THE EGM HELD ON MARCH 31ST, 2021, RESULTING IN THE SEGREGATION OF THE SHARES OF ITS OWNERSHIP ISSUED BY GETNET. CONSEQUENTLY, FOR COMPARABILITY PURPOSES, WE HAVE RECLASSIFIED THE 2020 INFORMATION DISREGARDING THE GETNET FIGURES.

NII

HIGHLIGHTED BY CUSTOMER MARGIN GROWTH DUE TO GREATER TRANSACTIONALITY, BOTH YEARLY AND QUARTERLY

NET INTEREST INCOME (R$ million)


MARGINS
10.9%
10.6%
10.2%
MARKET NII
CUSTOMERS NII
13,629
13,426
13,424
2,600
2,129
1,951
4%
2%
11,029
11,297
11,473
2Q20
1Q21
2Q21

(R$ million)	2Q21	*2Q21 x 2Q20*	*2Q21 x 1Q21*
Customers	**11,473**	***4.0%***	***1.6%***
Product NII	11,332	*6.1%*	*1.6%*
Volume	445,474	*13.7%*	*4.5%*
Margins	10.2%	*-0.7 p.p*	*-0.4 p.p*
Market activities	**1,951**	***-25.0%***	***-8.4%***
Net Interest Income	**13,424**	***-1.5%***	***0.0%***

PORTFOLIO
RETAIL IS THE HIGHLIGHT IN THE YEAR AND QUARTER

CREDIT PORTFOLIO (R$ billion)


15%
4%
382.9
424.8
439.8
11.9%
32.3%
14.8%
41.0%
13.0%
30.6%
14.4%
42.0%
13.4%
29.3%
14.1%
43.2%
Jun-20
Mar-21
Jun-21
INDIVIDUALS
CONSUMER FINANCE
CORPORATE
SMES

(R$ million)	Jun/21	Jun/21 x Jun/20	Jun/21 x Mar/21
Individuals	189,805	20.9%	6.4%
Consumer finance	62,188	9.6%	1.7%
SMEs	58,906	29.8%	6.5%
Corporate	128,898	4.2%	-0.8%
Total	**439,797**	**14.9%** 15.6%	**3.5%** 4.5%
Other transactions[1]	70,517	11.9%	-3.1%
Expanded portfolio	**510,314**	**14.4%**	**2.6%**

DISREGARDING THE FX FLUCTUATION

DEFERRED LOANS

R$ 32.4Bi PORTFOLIO JUN-21

R$ 17.4Bi AMORTIZED

4.6% 15-90 DAYS NPL

COLLATERALIZED INDIVIDUALS LOAN PORTFOLIO + PAYROLL LOANS / OVERALL INDIVIDUALS LOAN PORTFOLIO

71% PORTFOLIO JUN-21

[1] INCLUDING DEBENTURES, FIDC, CRI, PROMISSORY NOTES, INTERNATIONAL DISTRIBUTION PROMISSORY NOTES AND GUARANTEES

LIQUIDITY/ FUNDING
STEADY IMPROVEMENT

FUNDING

(R$ million)	Jun/21	Jun/21 x Jun/20	Jun/21 x Mar/21
Demand deposits	42,177	6.8%	6.0%
Savings deposits	64,748	16.1%	1.7%
Time deposits	286,381	11.5%	4.5%
Financial Bills	20,719	-7.7%	46.8%
Others[1]	54,304	-5.9%	-1.5%
Funding from customers	**468,330**	**8.3%**	**4.8%**
- Reserve requirement	-61,075	6.9%	4.0%
Others	103,185	14.4%	-7.0%
Total Funding - balance	**510,440**	**9.7%**	**2.3%**
Assets under management (AuM)	390,224	7.2%	2.8%
Total Funding + AuM	**900,664**	**8.6%**	**2.5%**

LOAN TO DEPOSIT 93.9% IMPROVEMENT OF 603 BPS

CAPITAL

BIS RATIO



14.4%
15.2%
14.7%
11.9%
12.6%
12.6%
Jun-20
Mar-21
Jun-21
BIS RATIO
CET1

[1] INCLUDING DEBENTURES, REAL ESTATE CREDIT NOTES (LCI), AGRIBUSINESS CREDIT NOTES (LCA), SECURED REAL ESTATE NOTES (LIG) AND STRUCTURED TRANSACTION CERTIFICATES (COE)

FEES
ROBUST ANNUAL AND QUARTERLY GROWTH, DRIVEN BY INCREASED CUSTOMER BASE AND LOYALTY

FEES (R$ million)


27%
8%
3,705
4,367
4,700
2Q20
1Q21
2Q21

(R$ million)	2Q21	*2Q21 x 2Q20*	*2Q21 x 1Q21*
Cards	1,146	*39.8%*	*10.1%*
Current account	965	*2.4%*	*0.5%*
Insurance	920	*28.7%*	*23.9%*
Asset management	341	*50.4%*	*2.8%*
Lending operations	372	*21.3%*	*-1.6%*
Collection services	371	*8.3%*	*-0.2%*
Securities brokerage and placement	350	*60.5%*	*-4.9%*
Others	235	*74.6%*	*34.8%*
Total	**4,700**	***26.8%***	***7.6%***

PORTFOLIO QUALITY
SUPPORTED BY SOLID AND ACTIVE RISK MANAGEMENT

NPL INDICATORS


15 - 90 DAYS
4.2%
4.6%
4.3%
5.2%
4.8%
2.7%
3.1%
2.8%
3.6%
3.3%
1.1%
1.2%
1.1%
1.7%
1.5%
2Q20
3Q20
4Q20
1Q21
2Q21
90 DAYS
3.5%
3.0%
3.0%
3.1%
3.2%
2.4%
2.1%
2.1%
2.1%
2.2%
1.2%
0.9%
0.9%
1.0%
1.1%
2Q20
3Q20
4Q20
1Q21
2Q21
Individuals
Total
Corporate & SMEs

COVERAGE RATIO
OVER 90 DAYS


272%
283%
263%
2Q20
1Q21
2Q21

ALLOWANCE FOR LOAN LOSSES *(R$ million)*
COST OF CREDIT


6.0%
3.1%
2.6%
2.7%
6,534
3,200
3,161
3,325
4,045
3,914
4,071
-711
-753
-746
2Q20
1Q21
2Q21
PROVISIONS FOR LOAN LOSSES
RECOVERY OF WRITTEN-OFF LOANS
COST OF CREDIT
CONSIDERING THE EXTRAORDINARY PROVISION

BEST EFFICIENCY LEVEL IN THE SECTOR[1]
AS A RESULT OF DILIGENT COST MANAGEMENT

GENERAL EXPENSES (R$ million)


4%
2%
INFLATION
8,35%
IN 12 MONTHS
4,930
5,008
5,106
556
611
610
4,373
4,397
4,496
2Q20
1Q21
2Q21
ADMINISTRATIVES AND PERSONNEL EXPENSES
DEPRECIATION AND AMORTIZATION

ADMINISTRATIVE AND PERSONNEL EXPENSES BREAKDOWN (R$ million)


3%
2%
4,373
4,397
4,496
2,172
2,186
2,177
2,201
2,212
2,319
2Q20
1Q21
2Q21
PERSONNEL EXPENSES
ADMINISTRATIVES EXPENSES

EFFICIENCY RATIO EVOLUTION


34.6%
33.8%
2Q20
2Q21

[1] IN 1Q21, WE COMPLETED 15 QUARTERS WITH THE BEST EFFICIENCY RATIO IN THE INDUSTRY AMONG PRIVATE PEERS

AGENDA

1 STRATEGIC UPDATE

2 2Q21 RESULTS HIGHLIGHTS

3 TAKEAWAYS

TAKEAWAYS

1 **BEST RESULT IN OUR HISTORY,** CONFIRMING THAT WE HAVE ADEQUATELY PREPARED FOR DIFFERENT SCENARIOS

2 **RECORD CUSTOMER ACQUISITION,** EVIDENCING OUR ASSERTIVE STRATEGY OF BUILDING A UNIQUE PLATFORM WITH A COMPLETE OFFERING AND SERVICE COMMITMENT

3 **OUTSTANDING BUSINESS PERFORMANCE:** SUSTAINABLE REVENUE GROWTH, LOWER EXPENSES AND CREDIT COST BELOW 2019

4 **BEST EFFICIENCY RATIO** IN THE SECTOR AND IN OUR HISTORY: **33.8%**

5 **ROE CONSISTENCY: 21.6%**

6 **CULTURE THAT VALUES OUR PEOPLE AND IS COMMITTED TO SOCIETY**

APPENDIX

P&L (R$ million)	2Q21	2Q20	Abs.	12M
Net interest income	13,424	13,629	-205	-1.5%
Allowance for loan losses	-3,325	-3,334	9	-0.3%
Net interest income after loan losses	**10,099**	**10,295**	**-196**	**-1.9%**
Fees	4,700	3,705	994	26.8%
General expenses	-5,106	-4,930	-176	3.6%
Personnel expenses + profit sharing	-2,177	-2,172	-5	0.2%
Administrative expenses	-2,929	-2,758	-171	6.2%
Tax expenses	-1,209	-899	-310	34.5%
Other Income (Expenses)	-1,825	-2,185	359	-16.4%
Investments in Affiliates and Subsidiaries	21	3	18	534.9%
Non-Operating Income	-1	32	-33	-103.5%
Profit before taxes	**6,678**	**6,022**	**656**	**10.9%**
Income tax and social contribution tax	-2,465	-2,113	-352	16.6%
Minority interest	-43	-47	5	-10.0%
Net profit w/o additional provision	**4,171**	**3,862**	**309**	**8.0%**
Extraordinary Allowance for Loan Losses	0	-3,200	3200	n.a
Taxes	0	1,440	-1440	n.a
Net profit	**4,171**	**2,102**	**2,069**	**98.4%**

P&L *(R$ million)*

P&L (R$ million)	2Q20	3Q20	4Q20	1Q21	2Q21
Net interest income	13,629	12,448	12,418	13,426	13,424
Allowance for loan losses	-3,334	-2,916	-2,883	-3,161	-3,325
Net interest income after loan losses	**10,295**	**9,532**	**9,536**	**10,264**	**10,099**
Fees	3,705	4,271	4,601	4,367	4,700
General expenses	-4,930	-5,117	-5,327	-5,008	-5,106
Personnel expenses + profit sharing	-2,172	-2,191	-2,125	-2,186	-2,177
Administrative expenses	-2,758	-2,926	-3,202	-2,822	-2,929
Tax expenses	-899	-1,008	-1,171	-1,044	-1,209
Other Income (Expenses)	-2,185	-1,339	-1,879	-2,150	-1,825
Investments in Affiliates and Subsidiaries	3	18	31	8	21
Non-Operating Income	32	16	-13	29	-1
Profit before taxes	**6,022**	**6,372**	**5,776**	**6,467**	**6,678**
Income tax and social contribution tax	-2,113	-2,463	-1,839	-2,481	-2,465
Minority interest	-47	-50	-59	-31	-43
Net profit w/o additional provision	**3,862**	**3,859**	**3,878**	**3,955**	**4,171**
Extraordinary Allowance for Loan Losses	-3,200	0	0	0	0
Taxes	1,440	0	0	0	0
Net profit	**2,102**	**3,859**	**3,878**	**3,955**	**4,171**

Balance sheet – *Assets*
(R$ million)

	Jun/20	Sep/20	Dec/20	Mar/21	Jun/21
Current asset and long-term assets	**973,953**	**968,524**	**988,538**	**966,346**	**928,932**
Cash and cash equivalents	22,655	15,338	19,512	14,434	28,111
Interbank investments	49,272	59,400	69,698	79,629	42,917
Securities and derivative financial instrument	252,185	249,332	266,088	264,385	247,425
Interbank accounts	80,345	85,145	91,368	80,348	85,949
Interbranch accounts	64	4	-	-	-
Lending operations	357,943	372,688	383,564	399,832	416,370
Allowance for loan losses	-25,394	-25,001	-25,067	-25,728	-26,002
Other receivables	208,866	184,248	156,175	125,756	106,021
Other assets	2,624	2,370	2,132	1,962	2,140
Permanent assets	**13,726**	**13,698**	**13,851**	**11,804**	**11,980**
Investments	359	382	333	354	398
Fixed assets	7,037	6,987	7,047	6,295	6,192
Intangibles	6,330	6,330	6,472	5,155	5,390
Goodwill net of amortization	1,998	1,927	2,019	1,006	1,280
Others	4,332	4,402	4,453	4,149	4,110
Total assets	**987,679**	**982,222**	**1,002,389**	**978,150**	**940,912**
Total assets (excluding goodwill)	**985,681**	**980,295**	**1,000,370**	**977,144**	**939,632**

Balance sheet – Liabilities and Equity (R$ million)

Balance sheet – Liabilities and Equity (R$ million)	Jun/20	Sep/20	Dec/20	Mar/21	Jun/21
Current liabilities and long-term liabilities	**911,647**	**903,725**	**921,915**	**898,805**	**860,176**
Deposits	358,061	384,218	390,052	383,441	398,588
Demand deposits	39,497	43,414	41,821	39,777	42,177
Saving deposits	55,756	59,443	63,307	63,674	64,748
Interbank deposits	5,943	6,111	5,145	6,000	5,281
Time deposits	256,866	275,249	279,779	273,990	286,381
Other Deposits	0	0	0	0	0
Money market funding	124,920	119,163	154,997	165,423	123,448
Funds from acceptance and issuance of securities	81,831	73,549	70,628	70,726	76,258
Interbank accounts	2,040	2,508	435	1,724	2,414
Interbranch accounts	3,996	4,166	4,831	4,748	4,471
Borrowings	53,413	55,853	55,012	71,507	67,667
Domestic onlendings - official institutions	12,067	12,355	12,748	12,326	11,869
Derivative financial instruments	41,639	38,521	36,269	34,077	30,199
Other payables	233,680	213,391	196,943	154,832	145,262
Deferred income	**476**	**577**	**356**	**358**	**414**
Minority interest	**1,103**	**1,154**	**1,151**	**1,224**	**1,297**
Equity	**74,453**	**76,766**	**78,968**	**77,763**	**79,024**
Total liabilities and equity	**987,679**	**982,222**	**1,002,389**	**978,150**	**940,912**
Equity (excluding goodwill)	**72,455**	**74,839**	**76,949**	**76,757**	**77,744**

Balance sheet – *Loan Portfolio* (R$ million)

	Jun/21	Jun/20	12M	Mar/21	3M
Individuals	**189,805**	**157,002**	**20.9%**	**178,391**	**6.4%**
Leasing / auto loans (*)	4,059	3,225	25.9%	3,990	1.7%
Credit card	36,511	29,240	24.9%	34,030	7.3%
Payroll loans	52,374	45,451	15.2%	49,352	6.1%
Mortgage	49,185	38,373	28.2%	46,473	5.8%
Agricultural loans	8,734	6,853	27.4%	8,661	0.8%
Personal loans / others	38,942	33,859	15.0%	35,885	8.5%
Consumer finance	**62,188**	**56,732**	**9.6%**	**61,137**	**1.7%**
Corporate	**187,804**	**169,143**	**11.0%**	**185,256**	**1.4%**
Leasing / auto loans	4,780	4,007	19.3%	4,640	3.0%
Real estate	1,887	2,369	-20.3%	1,869	1.0%
Trade finance	33,970	41,840	-18.8%	35,007	-3.0%
On-lending	11,314	10,662	6.1%	11,314	0.0%
Agricultural loans	4,254	5,923	-28.2%	5,164	-17.6%
Working capital / others	131,599	104,343	26.1%	127,262	3.4%
Total	**439,797**	**382,877**	**14.9%**	**424,784**	**3.5%**

(*) INCLUDING CONSUMER LENDING, THE CONSUMER AUTO LOAN PORTFOLIO FOR INDIVIDUALS TOTALED R$ 56,365 MILLION IN JUN/21, R$ 55,764 MILLION IN MAR/21 AND R$ 51,930 MILLION IN JUN/20

GETNET


SuperGet

	2Q20	2Q21	YoY
ACTIVE BASE	735K	876K	19%
POS DEVICES READY TO MAKE TRANSACTIONS	1.6MM	2.0MM	28%
TPV	R$ 53Bi	R$ 96Bi	84%
RECEIVABLES PREPAYMENT	R$ 15Bi	R$ 29Bi	88%
COST PER TRANSACTION	R$ 0.42	R$ 0.28	-32%

TOTAL MARKET SHARE

13.1% 2Q20 → 16.5% 2Q21 (E)

E-COMMERCE MARKET-SHARE

27% 4Q20[1] → 33% 2Q21[1]

RESULTS
(R$ MM)

	1H20	1H21
REVENUE	1,100	1,239
COSTS AND EXPENSES	-775	-960
NET PROFIT	236	188
EBITDA	640	732

[1]INTERNAL ESTIMATES, FEDERAL REVENUE BULLETIN, ELECTRONIC INVOICE

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